

ZURICH
FINANCIAL SERVICES

RECEIVED
2005 APR 25 P 4:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


05007501

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference RR/jp
Date 04/19/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Annual General Meeting of Zurich Financial Services approves payout and elects Manfred Gentz to the Board of Directors"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department



Raffaella Russi

PROCESSED
APR 26 2005
THOMSON
FINANCIAL



Enclosures

News Release


ZURICH
FINANCIAL SERVICES

Annual General Meeting of Zurich Financial Services approves payout and elects Manfred Gentz to the Board of Directors

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)1 625 22 99
Fax +41 (0)1 625 36 18
investor.relations@zurich.com

Zurich, April 19, 2005 – The Annual General Meeting of Zurich Financial Services (Zurich) today has approved a nominal value reduction of its share capital giving way to a payout to shareholders of CHF 4 per registered share and elected Manfred Gentz to the Board of Directors. Subsequently, he was appointed Chairman by the Board of Directors, succeeding Lodewijk van Wachem who retired after 12 years services for Zurich. 1,333 shareholders were present at the Annual General Meeting in Zurich. 32,237,732 registered shares or 22.4 percent of the share capital were represented.

Shareholders approved the annual report, the annual financial statements and the consolidated financial statements for 2004. They accepted the proposals of the Board to carry forward all 2004 available earnings of Zurich Financial Services and to extend the authority to issue authorised share capital to June 1, 2007, without changing the number of shares. Shareholders also released the members of the Board of Directors and the Group Executive Committee from liability for their activities in the 2004 business year.

Shareholders approved amendments of the Articles of Incorporation giving way to a nominal value reduction of each registered share from CHF 6.50 to CHF 2.50, with the difference of CHF 4 per share being paid to shareholders. The share capital will be reduced by CHF 576,027,820 from CHF 936,045,207.50 to a new total of CHF 360,017,387.50. The payment of CHF 4 per registered share free of charge is expected at the beginning of July 2005, subject to fulfilment of necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich.


ZURICH
FINANCIAL SERVICES

Manfred Gentz (63) was elected to the Board of Directors for a three-year term. As announced on December 15, 2004, Lodewijk van Wachem retired as Chairman and Member of the Board of Directors after the Annual General Meeting. The Board appointed Manfred Gentz as new Chairman.

In addition, the following Board members were re-elected: Rosalind Gilmore and Dana Mead for two-year terms and Gerhard Schulmeyer for a three-year term respectively.

Furthermore, PricewaterhouseCoopers AG, Zurich, has been re-elected as statutory auditor and Group auditor for the 2005 business year as well as OBT AG, Zurich, as special auditor for a further three-year term of office.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.